UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 8, 2026

GigCapital7 Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42262	98-1790710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	GIGGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GIG	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIGGW	The Nasdaq Stock Market LLC

Item 3.03	Material Modification to Rights of Shareholders

As GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”), previously disclosed in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2026, in connection with the consummation of the transactions provided for by the Business Combination Agreement (the “Business Combination Agreement”), dated as of September 27, 2025, as amended, by and among GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GigCapital7 (“Merger Sub”), and Hadron Energy, Inc., a Delaware corporation (“Target”), pursuant to which, among other things and subject to the terms and conditions contained therein, GigCapital7 will domesticate from the Cayman Islands to Delaware (the “Domestication” and the domesticated GigCapital7, “Domesticated GigCapital7”), and Merger Sub will merge with and into Target (the “Business Combination”), with Target continuing as the surviving company, following which, Domesticated GigCapital7 will be renamed “Hadron Energy, Inc.” (“Hadron”), GigCapital7 announced its intent to proceed with the Domestication following the approval of the same by GigCapital7’s shareholders at its extraordinary general meeting of shareholders held on May 7, 2026 (the “Extraordinary Meeting”).

On May 8, 2026, GigCapital7 effectuated the Domestication by filing (i) a voluntary declaration pursuant to Section 206(3) of the Companies Act (revised) of the Acts of the Cayman Islands, (ii) a certificate of corporate domestication with the Secretary of State of the State of Delaware (the “DE SoS”), and (iii) an interim certificate of incorporation with the DE SoS (the “Domesticated GigCapital7 Charter”). Domesticated GigCapital7 also adopted bylaws (the “Domesticated GigCapital7 Bylaws” and together with the Domesticated GigCapital7 Charter, the “Domesticated GigCapital7 Governing Documents”) in connection with the Domestication.

At 4:15 p.m. Eastern Time on May 8, 2026 (the “Effective Time”):

•	GigCapital7’s domicile changed from the Cayman Islands to the State of Delaware;

•	the internal affairs of GigCapital7 ceased to be governed by the laws of the Cayman Islands and instead became governed by the laws of the State of Delaware; and

•	GigCapital7 ceased to be governed by its existing amended and restated memorandum and articles of association and instead became governed by the Domesticated GigCapital7 Governing Documents.

The Domestication did not result in any change in the business, jobs, management, board of directors, properties, location of any of GigCapital7’s offices or facilities, number of employees, obligations, assets, liabilities or net worth (other than as a result of the costs related to the Domestication). The Domestication did not adversely affect any of GigCapital7’s material contracts with any third parties, and GigCapital7’s rights and obligations under those material contractual arrangements continue to be the rights and obligations of GigCapital7 after the Domestication.

At the Effective Time, (i) each outstanding Class A ordinary share (“Existing Class A Ordinary Shares”), par value $0.0001 per share of GigCapital7 immediately prior to the Domestication (“Pre-Domestication GigCapital7”) automatically converted into one outstanding share of common stock (“Domesticated Common Stock”), par value $0.0001 per share of Domesticated GigCapital7, (ii) each outstanding Class B ordinary share (“Existing Class B Ordinary Shares”), par value $0.0001 per share of Pre-Domestication GigCapital7 automatically converted into one outstanding share of Class B common stock (“Domesticated Class B Common Stock”), par value $0.0001 per share of Domesticated GigCapital7, (iii) each outstanding unit of Pre-Domestication GigCapital7 (the “Existing Units”) automatically converted into one unit of Domesticated GigCapital7 (the “Domesticated Units”) and (iv) each outstanding warrant (“Existing Warrants” and together with the Existing Class A Ordinary Shares, the Existing Class B Ordinary Shares and the Existing Units, the “Existing Securities”) of Pre-Domestication GigCapital7 automatically converted into one warrant of Domesticated GigCapital7 (“Domesticated Warrants” and together with the Domesticated Class A Common Stock, the Domesticated Class B Common Stock and the Domesticated Units, the “Domesticated Securities”).

Stockholders are not required to exchange their existing stock certificates for new stock certificates. At the Effective Time, each outstanding warrant or other right to acquire any, or any instrument to convert into or exchange for, or based on the value of, Existing Securities, as applicable, automatically became a warrant or other right to acquire any, or any instrument to convert into or exchange for, or based on the value of, the same amount of Domesticated Securities, as applicable, under the same terms and conditions. The Domesticated Common Stock continues to be traded on The Nasdaq Stock Market LLC under the symbol “GIG”.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

To the extent required, the information set forth above under Item 3.03 is hereby incorporated by reference into this Item 5.03.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

3.1	Certificate of Incorporation of Domesticated GigCapital7, dated May 8, 2026.

3.2	Certificate of Domestication of Domesticated GigCapital7, dated May 8, 2026.

3.3	Bylaws of Domesticated GigCapital7, as effective May 8, 2026 (incorporated by reference to Exhibit 3.4 to GigCapital7’s Registration Statement on Form S-4/A filed with the SEC on April 10, 2026 and included as Annex D to the proxy statement/prospectus included therein).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2026	GIGCAPITAL7 CORP.

	By:	/s/ Dr. Avi Katz
	Name:	Dr. Avi Katz
	Title:	Chief Executive Officer

Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

GIGCAPITAL7 CORP.

May 8, 2026

ARTICLE I

NAME

The name of the corporation is GigCapital7 Corp. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Corporation Trust Center in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 625,000,000 shares, consisting of (a) 600,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), (b) 15,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and (c) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board,” and each member of the Board, a “Director”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Certificate of Incorporation (this “Certificate”) (including any Preferred Stock Designation), the holders of the shares of Common Stock and Class B Common Stock shall collectively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the shares of Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the shares of Class B Common Stock shall have the exclusive right to vote for the election of Directors. Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the shares of Common Stock and Class B Common Stock shall have the right to vote on all other matters properly submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.5 Redemption, Purchase and Surrender of Shares and Treasury Shares.

(a) Redemption, Purchase and Surrender. Subject to the provisions of the DGCL, the rules of any national securities exchange, including the Nasdaq Stock Market LLC, the NYSE American LLC or The New York Stock Exchange LLC or any over-the-counter market on which shares of Common Stock are listed for trading (the “Designated Stock Exchange”) and/or any competent regulatory authority, and to the rights attaching to the Common Stock, the Corporation may, upon approval by the Board:

(i) issue shares of Common Stock on terms that they are to be redeemed or are liable to be redeemed at the option of the Corporation or the stockholder on such terms and in such manner as the Board may, before the issue of such shares of Common Stock, determine;

(ii) purchase its own shares of Common Stock (including any redeemable shares) on such terms and in such manner as the Board determine;

(iii) make a payment in respect of the redemption or purchase of its own shares of Common Stock in any manner permitted by the DGCL; and

(iv) permit the surrender of fully paid shares of Common Stock for no consideration.

The Corporation may make a payment in respect of the redemption or purchase of its own shares of Common Stock in any manner authorized by the DGCL.

(b) Effect of Redemption, Purchase and Surrender. Shares of Common Stock that the Corporation redeems, purchases, accepts by way of surrender or otherwise acquires pursuant to Section 4.5(a) may:

(i) be cancelled; or

(ii) be held as shares of Common Stock that have been repurchased, redeemed, surrendered to or otherwise acquired by the Corporation and not cancelled (“Treasury Shares”) on such terms and in such manner as the Board determine prior to such acquisition.

Notwithstanding the foregoing, the shares of Class B Common Stock are not redeemable.

(c) Effects of Redemptions. With respect to redeeming or repurchasing the shares of Common Stock stockholders who hold shares of Common Stock (“Public Shares”) that were originally issued in the Corporation’s initial public offering of securities (the “IPO”) are entitled to request the redemption of such shares of Common Stock (but only to the extent that such request must have been made to the Corporation in accordance with its prior Amended and Restated Memorandum and Articles of Incorporation), or for such Public Shares to otherwise be redeemed, in the circumstances described in Section 4.7(c).

(d) Power to pay for redemption or purchase in cash or in specie. When making a payment in respect of the redemption or purchase of shares of Common Stock, the Board may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares, or by the terms applying to those shares in accordance with Section 4.5(a), or otherwise by agreement with the stockholder holding those shares of Common Stock.

(e) Effect of redemption or purchase of a share of Common Stock. Upon the date of redemption or purchase of a share:

(i) the stockholder holding that share of Common Stock shall cease to be entitled to any rights in respect of such share other than the right to receive:

(1)	the price for the share of Common Stock; and

(2)	any dividend declared in respect of the share of Common Stock prior to the date of redemption or purchase;

(ii) the Corporation’s stock ledger shall be updated to reflect the redemption or purchase of the share of Common Stock from the stockholder; and

(iii) the share of Common Stock shall be cancelled or held as a Treasury Share, as the Board may determine.

For the purpose of this Certificate, the date of redemption or purchase is the date when the redemption or purchase falls due.

(f) Treasury Shares. All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Corporation while it holds the share of Common Stock as a Treasury Share, other than as set out in this Certificate. The Corporation may:

(i) cancel the Treasury Shares on such terms and in such a manner as the Board may determine; and

(ii) transfer the Treasury Shares, upon such terms and conditions determined and approved by the Board in its sole discretion.

(g) Rights attaching to Treasury Shares and Related Matters.

(i) No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Corporation’s assets (including any distribution of assets to stockholders on a winding up) may be made to the Corporation in respect of a Treasury Share.

(ii) The Corporation’s stock ledger shall reflect that the Corporation is the holder of the Treasury Shares. However:

(1)	the Corporation shall not be treated as a stockholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(2)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Corporation’s stockholders and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of this Certificate or the DGCL.

(iii) Treasury Shares may be disposed of by the Corporation in accordance with the DGCL and otherwise on such terms and conditions as the Directors determine.

(h) No Participation. Any share of Common Stock in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Corporation in respect of the period after the date specified as the date of redemption in the notice of redemption.

(i) No other Redemption. The redemption, purchase or surrender of any share of Common Stock shall not be deemed to give rise to the redemption, purchase or surrender of any other share of Common Stock.

(j) Redemption in Kind. The Board may, when making payments in respect of redemption or purchase of shares of Common Stock, if authorized by the terms of issue of the shares of Common Stock being redeemed or purchased or with the agreement of the holder of such shares of Common Stock, make such payments either in cash or in kind.

Section 4.6 Class B Share Conversion.

(a) Conversion Rights. Save and except for the conversion rights referred to in this Section 4.6 and as otherwise set out in this Certificate, the rights attaching to all shares of Common Stock and Class B Common Stock shall rank pari passu in all respects, and the Common Stock and Class B Common Stock shall vote together as a single class on all matters with the exception that the holders of Class B Common Stock shall have the conversion rights referred to in this Certificate.

(b) Conversion Ratio. Class B Common Stock may be converted into Common Stock on a one-for-one basis prior to the consummation of a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (a “Business Combination”) involving the Corporation, with one or more businesses or entities, which (a) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the net assets held in the trust account established by the Corporation upon the consummation of its IPO (the “Trust Account”) (excluding taxes payable on the interest earned on the Trust Account) at the time of signing the agreement to enter into the business combination; and (b) must not be effectuated solely with another blank check company or a similar company with nominal operations at the option of the holder, subject to such holder waiving any right to receive funds from the Trust Account with respect to any such Common Stock issued upon conversion of Class B Common Stock.

(c) Automatic Conversion. Any Class B Common Stock not converted into Common Stock pursuant to Section 4.6(b) above shall automatically convert into Common Stock concurrently with or immediately following the consummation of a Business Combination on a one-for-one basis. For the avoidance of doubt, the conversion of Class B Common Stock pursuant to this Section 4.6(c) shall not be adjusted or otherwise affected by any issuance, deemed issuance or issuability of Common Stock or any debt or equity securities that are convertible, exercisable or exchangeable for Common Stock issued in a financing transaction in connection with a Business Combination, including, but not limited to, a private placement of equity or debt or rights, including any securities issued, deemed issued or issuable in connection with or in relation to the consummation of a Business Combination (including any private investment in public equity (PIPE) financing), nor shall such conversion be subject to any determination intended to maintain any fixed percentage ownership level.

(d) Share Adjustments. The foregoing conversion ratios shall be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalization, rights issue, reclassification, recapitalization or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the Common Stock in issue into a greater or lesser number of shares occurring after the original filing of this Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the Class B Common Stock in issue.

(e) Definitions: References in this Certificate to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of shares of Class B Common Stock of any stockholder and, on behalf of such stockholders, automatic application of such redemption proceeds in paying for such new Common Stock into which the Class B Common Stock have been converted or exchanged at a price per share of Class B Common Stock necessary to give effect to a conversion or exchange calculated on the basis that the Common Stock to be issued as part of the conversion or exchange will be issued at par. The Common Stock to be issued on an exchange or conversion shall be registered in the name of such stockholder or in such name as the stockholder may direct.

(f) Pro Rata Calculation: Notwithstanding anything to the contrary in this Section 4.6, in no event shall any share of Class B Common Stock convert into Common Stock at a ratio that is less than one-for-one. Each share of Class B Common Stock shall convert into its pro-rata number of Common Stock as set forth in this Section 4.6, provided that the aggregate conversion of all Class B Common Stock shall be determined solely by reference to the one for one ratio set forth in Sections 4.6(b) and 4.6(c) and shall not be adjusted to achieve or maintain any target percentage ownership.

Section 4.7 Business Combination.

(a) Notwithstanding any other provision of this Certificate, this Section 4.7 shall apply during the period commencing upon the adoption of the Certificate and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Account pursuant to Section 4.7(e). In the event of a conflict between this Section 4.7 and any other Sections, the provisions of this Section 4.7 shall prevail and this Section may not be amended prior to the consummation of a Business Combination without the affirmative vote of the holders of at least two-thirds of the Common Stock, who, being entitled to do so, vote in person or by proxy at a meeting of the Corporation’s stockholders.

(b) The Corporation shall be authorized to consummate the Business Combination approved by the affirmative vote of the holders of a majority of the capital stock of the Corporation, who, being entitled to do so, vote in person or by proxy at the meeting of the Corporation’s stockholders.

(c) Any stockholder holding Public Shares who is not GigAcquisitions7 Corp. (the “Sponsor”), or an officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such stockholder together with any “Affiliate” (meaning, in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity) of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) may exercise this redemption right with respect to more than 15% of the Public Shares sold in the IPO without the Corporation’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Corporation in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Corporation’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Corporation shall pay any such redeeming stockholder who submitted Public Shares to the transfer agent of the Corporation at least two business days prior to the meeting of the Corporation’s stockholders to approve a Business Combination, regardless of whether such stockholder votes for or against such proposed Business Combination or abstains from voting, a per-share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Corporation for the payment of tax amounts paid by the Corporation (such withdrawals, the “Permitted Withdrawals”), divided by the number of then-outstanding Public Shares in issue (such redemption price being referred to herein as the “Redemption Price”).

(d) The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant stockholders as appropriate.

(e) In the event that the Corporation does not consummate a Business Combination by twenty-one months after the closing of the IPO, such earlier time as the Directors may approve or such later time as the stockholders of the Corporation may approve in accordance with the Certificate, the Corporation shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Corporation for Permitted Withdrawals (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares in issue, which redemption will completely extinguish the rights of the holders of such Public Shares as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Corporation’s remaining stockholders and the Directors, liquidate and dissolve, subject in the case of sub-sections (ii) and (iii), to its obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. If the Corporation shall wind up for any other reason prior to the consummation of a Business Combination, the Corporation shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Section 4.7(e) with respect to the liquidation of the Trust Account, subject to its obligations under Delaware law to provide for claims of creditors and subject to the other requirements of applicable law.

(f) Except for Permitted Withdrawals, none of the funds held in the Trust Account shall be released from the Trust Account:

(i) to the Corporation, until completion of any Business Combination; or

(ii) to the stockholders holding Public Shares, until the earliest of:

(1)	an IPO Redemption pursuant to Section 4.7(c); or

(2)	a distribution of the Trust Account pursuant to Section 4.7(e).

In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account. The Corporation shall have no obligation to deposit any funds held outside of the Trust Account into the Trust Account for the benefit of holders of Public Shares following the deposit in connection with the IPO of the net proceeds of the IPO and certain of the proceeds of the sale of the private placement shares into the Trust Account. Holders of Public Shares shall have no rights to any funds held by the Corporation outside of the Trust Account upon or following their redemption pursuant to Section 4.7(c) or 4.7(e).

(g) After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not, except in connection with the conversion of Class B Common Stock into Common Stock pursuant to Section 4.6(b) and where the holders of such shares have waived any rights to receive funds from the Trust Account, issue additional shares or any other securities that would entitle the holders thereof to:

(i) receive funds from the Trust Account; or

(ii) vote as a class with the Public Shares:

(1)	on a Business Combination or on any other proposal presented to stockholders prior to or in connection with the completion of a Business Combination; or

(2)

to approve an amendment to this Certificate to: (A) extend the time the Corporation has to consummate a Business Combination beyond twenty-one (21) months from the closing of IPO; or (B) amend the foregoing provisions of this Certificate.

(h) The Corporation must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting discounts held in the Trust Account and taxes payable on the interest earned on the Trust Account) at the time of the Corporation signing the agreement to enter into a Business Combination. An initial Business Combination must not be effectuated solely with another blank check company or a similar company with nominal operations.

(i) The uninterested independent Directors shall approve any transaction or transactions between the Corporation and any of the following parties:

(i) any stockholder owning an interest in the voting power of the Corporation that gives such stockholder a significant influence over the Corporation; and

(ii) any Director or officer of the Corporation and any Affiliate or relative of such Director or officer.

(j) Any payment made to members of the audit committee of the Board (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

(k) A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

(l) The audit committee of the Board (if one exists) shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the audit committee of the Board shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

(m) The Corporation may enter into a Business Combination with a target business that is Affiliated with a member of the investor group consisting of the Sponsor and its respective Affiliates, successors and assigns, the Directors or officers of the Corporation. In the event the Corporation seeks to complete the Business Combination with a target business that is Affiliated with the Sponsor, officers or Directors, the Corporation, or a committee of independent Directors, will obtain an opinion from an independent investment banking firm or another independent valuation or accounting firm that such a Business Combination or transaction is fair to the Corporation from a financial point of view.

(n) Any Business Combination must be approved by a majority of the independent Directors.

(o) In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, any Director or officer of the Corporation or any of their respective Affiliates, the Corporation, or a committee of the independent Directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate or the Bylaws of the Corporation (as they may be amended from time to time, “Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2 Number, Election and Term.

(a) The number of Directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II, and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II, or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders following the effectiveness of this Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, each of the successors elected to replace the class of Directors whose term expires at that annual meeting shall be elected for a three year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of Directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case shall a decrease in the number of Directors constituting the Board shorten the term of any incumbent Director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect Directors pursuant to the terms of one or more series of Preferred Stock, the election of Directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a Director shall hold office until the next annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such Director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the Bylaws shall so require, the election of Directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of Directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining Directors then in office, even if less than a quorum, or by a sole remaining Director (and not by stockholders), and any Director so chosen shall hold office for the remainder of the full term of the class of Directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such Director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal. Subject to Section 5.5 hereof, any or all of the Directors may be removed from office, but only for cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, at a meeting called for that purpose.

Section 5.5 Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more Directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate (including any Preferred Stock Designation) and such Directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the total number of Directors present at a regular or special meeting of the Board at which there is a quorum or by unanimous written consent. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders of the Corporation.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Director Liability. A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a Director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a Director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a Director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent, or in any other capacity while serving as a Director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested Directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

CORPORATE OPPORTUNITY

Section 9.1 Corporate Opportunities and Non-Employee Directors.

(a) In recognition and anticipation that members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its Directors, officers and stockholders in connection therewith. For purposes of this Article IX, (i) “Affiliate” shall mean, (a) in respect of each Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(b) No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her Director and officer capacities) or his or her Affiliates (such Persons being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 9.1(c) of this Article IX. Subject to said Section 9.1(c) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, Director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(c) The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a Director or officer of the Corporation, and the provisions of Section 9.1(b) of this Article IX shall not apply to any such corporate opportunity.

(d) In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is unable, financially or legally, or is not contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(e) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

(f) Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any corporate opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption.

ARTICLE X

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, Directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 11.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate (including any Preferred Stock Designation) or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Furthermore, unless the Corporation consents in writing to the selection of an alternative forum, with respect to claims that are not internal corporate claims, stockholders, when acting in their capacity as stockholders or in the right of the Corporation, shall bring any or all such claims only in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, if such claims relate to the business of the Corporation, the conduct of its affairs, or the rights or powers of the Corporation or its stockholders, Directors or officers, subject to such Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware, as applicable having personal jurisdiction over the indispensable parties named as defendants therein. In addition, unless the Corporation consents in writing to the selection of an alternative forum, the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Notwithstanding anything herein to the contrary, this Section 11.1 shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, or the rules and regulations under the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1.

Section 11.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

ARTICLE XII

SEVERABILITY

If any provision or provisions (or any part thereof) of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this

Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XIII

INCORPORATOR

The name and mailing address of the Corporation’s incorporator is as follows:

Name: Dr. Avi S. Katz

Mailing Address: 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this 8th day of May, 2026.

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Incorporator

[Signature Page to Certificate of Incorporation]

Exhibit 3.2

CERTIFICATE OF CORPORATE DOMESTICATION

OF

GIGCAPITAL7 CORP.

This Certificate of Corporate Domestication of GigCapital7 Corp. (this “Certificate”) has been executed and delivered on May 8, 2026 for filing with the Office of the Secretary of State of the State of Delaware (the “Secretary of State”) by the undersigned person who is authorized to sign this Certificate on behalf of GigCapital7 Corp., the non-United States entity becoming domesticated as a corporation in the State of Delaware (the “Cayman Company”) by, among other steps, the filing of this Certificate with the Secretary of State.

1. The date on which the Cayman Company was first formed, incorporated, created or otherwise came into being is May 8, 2024.

2. The jurisdiction where the Cayman Company was first formed, incorporated, created or otherwise came into being is the Cayman Islands.

3. The name of the Cayman Company immediately prior to the filing of this Certificate is GigCapital7 Corp.

4. The name of the corporation as set forth in its certificate of incorporation filed in accordance with Section 388(b) of the General Corporation Law of the State of Delaware is GigCapital7 Corp.

5. The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Cayman Company immediately prior to the filing of this Certificate is the Cayman Islands.

6. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the Cayman Company or by applicable non-Delaware law, as appropriate.

7. All provisions of the plan of domestication adopted in accordance with Section 388(l) of the General Corporation Law of the State of Delaware have been approved prior to the effectiveness of this Certificate in accordance with all applicable non-United States law, including any approval required under non-United States law for the authorization of the type of corporate action specified in the plan of domestication.

8. Both of the certificates required by Section 388(b) of the General Corporation Law of the State of Delaware are being filed simultaneously with the Secretary of State, and both certificates are to become effective upon their filing with the Secretary of State.

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer